

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2022

E. Allen Nye, Jr.
Chief Executive Officer
Oncor Electric Delivery Company LLC
1616 Woodall Rodgers Fwy
Dallas, TX 75202

   Re: Oncor Electric Delivery Company LLC
     Registration Statement on Form S-4
     Filed December 5, 2022
     File No. 333-268674

Dear E. Allen Nye:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Aaron Scow, Esq.